Weil, Gotshal & Manges LLP
201 REDWOOD SHORES PARKWAY
REDWOOD SHORES, CA 94065
November 3, 2006
VIA EDGAR TRANSMISSION (CORRESP.)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 6010
Washington, D.C. 20549
Attention: Russell Mancuso, Branch Chief

Re:	Altra Holdings, Inc. Registration Statement on Form S-1 Filed September 29, 2006 File No. 333-137660
Dear Mr. Mancuso:
      Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) with respect to the above referenced registration statement on Form S-1 (the “Form S-1”) of Altra Holdings, Inc. (the “Company”) in the letter dated October 25, 2006 (the “Comment Letter”) addressed to Mr. Michael L. Hurt.
      On behalf of the Company, we are writing to respond to the comments and to indicate the changes that have been made in Amendment No. 1 to the Company’s Form S-1 (the “Amendment”) which is being filed today with the SEC. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter. The text of the Staff’s comments is copied below in italics for your reference. All page numbers referenced by the Company in its responses refer to page numbers contained of the Amendment.
General
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document.
      The Company hereby confirms that any preliminary prospectus that will be circulated will include all non-Rule 430A information including the price range and

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
November 3, 2006

related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document.
2.	Please provide us with copies of the graphics you intend to use in your prospectus.
      The Company has included the graphics in the Amendment and has supplementally provided to the Staff a copy of the graphics.
Prospectus Cover Page
3.	Please tell us why you refer on the cover page to Altra Industrial.
      The Company has removed the Altra Industrial Motion logo on the cover page and in its place inserted the logo for Altra Holdings, Inc.
4.	Please note that your risk factors must immediately follow a one-page prospectus cover or a prospectus summary. Although we do not object to the placement of the table of contents, please move other disclosure to a more appropriate place in your document.
      The disclosure under the heading “Trademarks” has been moved to page 6 under the “Summary” section of the Amendment. The disclosure under the heading “Industry and Market Data” has been moved to page 23 of the Amendment.
5.	You may not disclaim responsibility for your disclosure. Please remove the statement about “undue reliance.”
      The Company has deleted the statement in response to the Staff’s comment. See page 23 of the Amendment.
6.	We note your reference to data that may not be reliable. You should not offer or sell your securities based on data that you do not believe is reliable. Please revise.
      The Company has deleted statements that refer to data that may not be reliable in response to the Staff’s comment. See page 23 of the Amendment.
Summary, page 1

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
November 3, 2006

7.	Please present the disclosure in a more balanced manner. For example, we note the disclosure in the first four pages about sales, strengths and strategies compared to the last full paragraph on page 4 about risk factors.
      The Company has revised the summary to include a section entitled “Risks Related to Our Strategies” that discloses risks that could mitigate the Company’s competitive strengths and limit its ability to implement its business strategy. See page 4 of the Amendment. The Company believes that these changes present a more balanced view of the Company.
Summary Consolidated Financial Data, page 7
8.	Please revise to also present actual GAAP summary data for 2005 and 2006. Also add clarifying disclosure about what the pro forma data represents.
      The Company has revised the Summary Consolidated Financial Data to include actual GAAP summary data for 2005 and 2006 that corresponds to the pro forma data presented and a footnote has been added to clarify what pro forma data represents. See page 8 of the Amendment.
9.	As a related matter, we see instances in the filing where you present non-GAAP or pro forma data without accompanying GAAP data, for instance, on page one of the Summary. Please expand the filing as necessary to present data determined in accordance with GAAP with equal or greater prominence to non-GAAP or pro forma data.
      The Company has removed disclosure of non-GAAP or pro forma data without accompanying GAAP data in response to the Staff’s comments. The Company has revised the Amendment to present data determined in accordance with GAAP with equal or greater prominence than the non-GAAP or pro forma data. See pages 1, 8 and 53 of the Amendment.
Special Note Regarding Forward Looking Statements, page 22
10.	Please remove the reference to statutory provisions that do not apply to initial public offerings.
      The Company has made the requested changes in response to the Staff’s comment. See page 23 of the Amendment.

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
November 3, 2006

Use of Proceeds, page 23
11.	Please expand the second paragraph of this section to quantify the amount of your notes and quantify the proceeds to be used to reduce the notes.
      The Company acknowledges the Staff’s comment. The Company will revise the disclosure in response to the Staff’s comment in the next amendment to the Form S-1.
12.	Please tell us why this section does not discuss the $10 million in capital expenditures in each of 2006 and 2007 disclosed on page 43.
      The Company did not discuss $10 million in capital expenditures in each of 2006 and 2007 in the “Use of Proceeds” section because it does not intend to use the net proceeds from this offering to fund such anticipated capital expenditures. The Company expects cash flow from operations to be sufficient to meet these anticipated capital expenditures.
Selected Historical Financial and Other Data, page 30
13.	Please expand the table to add comparative data for the 2005 interim period.
      The Company has added the comparative data for the 2005 interim period in response to the Staff’s comment. See pages 32-34 of the Amendment.
14.	We see disclosure of a measure of adjusted EBITDA that excludes items that have occurred in several recent periods. Please delete the measure of adjusted EBITDA throughout the filing or further explain to us why you believe the measure is appropriate under S-K Item 10(e)(ii) and the related FAQ Regarding the Use of Non-GAAP Financial Measures. We may have further comment.
      The Company has deleted disclosures of Adjusted EBITDA throughout the filing in response to the Staff’s comment.
History and Recent Acquisitions, page 34
15.	Please clarify the reference to “linear actuators.”
      The Company has clarified the reference to “linear actuators” in response to the Staff’s comment. See page 36 of the Amendment.

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
November 3, 2006

16.	With a view toward disclosure, please show us the structure of your corporate family, clearly noting the operating entities. Also tell us the reason for the structure and how you selected which entity would issue shares in this offering.
      The Company owns 100% of the capital stock of Altra Industrial Motion, Inc., which in turn, directly or indirectly, owns 100% of the capital stock of 44 U.S. and international subsidiaries. The Company’s subsidiaries have generally originated from acquisitions consummated by the Company or its predecessors. The Company was selected to register its shares due to its status as the ultimate parent company of the Altra business. The Company has revised its disclosure to include a brief narrative and summary chart to indicate the structure of its corporate family. See page 6 of the Amendment.
Liquidity and Capital Resources, page 42
17.	With a view toward disclosure, please tell us how your corporate structure affects your liquidity. For example does debt issued by your subsidiaries materially affect the priority of your rights to a subsidiary’s assets? Are you materially reliant on dividends from subsidiaries to repay your debt? Is the potential receipt of those dividends restricted? Do you wholly own all material subsidiaries?
      The Company has amended its disclosure to describe the affect of the Company’s debt and Altra Industrial Motion, Inc.’s, debt on the ability of the Company’s direct and indirect subsidiaries to pay dividends. The Company has also described the limitations placed upon the transfer of the assets of such subsidiaries by Altra Industrial Motion, Inc.’s debt. See page 45 of the Amendment. In addition, the Company has amended its disclosure to indicate that it wholly owns all of its direct and indirect subsidiaries. See page 6 of the Amendment.
Borrowings, page 42
18.	Refer to the third paragraph on page 43. Please describe in greater detail the violations that generated the need for waivers. Also, expand your risk factors accordingly. File the waivers as exhibits to the registration statement.
      The Company hereby confirms that, for the period indicated, no waivers were required and it was in compliance with all covenant requirements associated with all of its borrowings, with the exception of filing timely financial information related to the subordinated notes. This by itself does not constitute an event of default nor trigger the callability of the subordinated notes. The disclosure has been revised on page 45 and pages F-24 and F-46 to the

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
November 3, 2006

footnotes to the financial statements of the Amendment. Because no waivers were obtained, we have not filed any waivers as exhibits to the registration statement.
Contractual Obligations, page 45
19.	The table should not be restricted to cash obligations. Please revise accordingly.
      The Company has revised the table in response to the Staff’s comment. See page 47 of the Amendment.
Our Industry, page 51
20.	Please provide us with independent support for your belief such as on page 1 and 51 that you have the number one or two market share position in the markets you serve and your estimate on page 33 about 21% of the market.
      The Company will supplementaly provide to the Staff a copy of the Motion Systems Design Brand Awareness report and additional relevant documentation that support the Company’s belief that it generated over 50% of its revenues for the six months ended June 30, 2006 from products where the Company had the number one or number two market share position in the markets its serves.
21.	Please provide us with copies of the industry reports you cite, such as on pages 2 and 52. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Also, tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.
      The Company will supplementaly provide to the Staff copies of (i) the Motion Systems Design magazine survey, (ii) a report published by Global Industry Analysts, Inc. and (iii) industry data provided by Penton Information Services. The reports will be marked to indicate the relevant sections that support the data in the prospectus. None of the reports were commissioned by the Company or prepared specifically for the Company’s use. Each of the report’s publishers has consented to the use of their name and data in the prospectus.

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
November 3, 2006

Business, page 51
22.	Please describe the material effect on your business of the U.S. Department of Commerce export controls mentioned on page 11 and the Foreign Corrupt Practices Act mentioned on page 12.
      The Company has revised its disclosure in the Amendment in response to the Staff’s comment. See page 62 of the Amendment.
Products, page 54
23.	Please disclose three-year historic revenue by each of the product classes you identify. See Regulation S-K Item 101(c)(1)(i).
      The Company operates within one reportable segment for the development, manufacturing and sale of mechanical power transmission products. The Company utilizes common manufacturing techniques and common raw materials and sells and distributes such products through a common sales force. Each of the Company’s products falls within the mechanical power transmission segment. The Company notes the Staff’s request for additional disclosure of historic revenue by product, however the Company does not have such information and it would be impractical for the Company to disclose such information as its general purpose financial statements do not identify specific product line sales across the organization, nor can it readily determine groups of similar product sales.
Properties, page 59
24.	Please disclose the duration of material leases.
      The Company has provided a column that lists expiration dates for all leases in response to the Staff’s comment. See page 61 of the Amendment.
Audit Committee, page 64
25.	Please clarify which members will be independent upon your initial listing with NASDAQ. Also, revise the disclosure that the “audit committee currently complies” to clarify that the committee will comply at the time of listing, if true.
      The Company has amended its disclosure to indicate that Mr. Larry McPherson will be independent and that Mr. Richard Paterson and Mr. Darren Gold will not be independent at the time of the Company’s initial listing with NASDAQ. In addition, the Company has amended its disclosure to state that the audit committee will comply with

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
November 3, 2006

securities law and NASDAQ independence requirements at the time of the listing pursuant to phase-in exemptions for initial public offerings. See page 66 of the Amendment.
Executive Compensation, page 65
26.	Please tell us why this section does not include compensation prior to the fiscal year ended December 31, 2005. Please see the instruction to Regulation S-K Item 402(b).
      The Company was not a reporting company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 at any time during the last three fiscal years, nor was the Company required to provide information in response to a Commission filing requirement. Pursuant to the exception provided by the Instruction to Item 402(b) the Company does not believe it is required to include compensation information for fiscal years prior to the fiscal year ended December 31, 2005.
27.	Please tell us where you have provided the required disclosure regarding the Altra Holdings, Inc. Retirement Plan mentioned in the first paragraph on page 67.
      The Company has amended its disclosure to indicate (i) that the Retirement Plan is an Altra Industrial Motion, Inc. retirement plan, (ii) that such plan was established to facilitate Altra Industrial Motion, Inc.’s obligation to assume the Colfax PT Pension Plan and (iii) that participation in the Retirement Plan and its benefits are frozen at levels identical to those previously provided under the Colfax PT Pension Plan. In addition the Company has amended its disclosure to include a description of the formula by which the stated frozen benefits were determined. See page 69 of the Amendment.
Compensation Committee Interlocks and Insider Participation, page 66
28.	Please provide the information required by Regulation S-K Item 402(j) for the last completed fiscal year.
      The Company has amended its disclosure to indicate that during the last completed fiscal year (i) none of the members of the compensation committee served as or was an officer or employee of the registrant and (ii) that none of the Company’s executive officers served on the board or compensation committee or any other entity of which any of the Company’s directors is an executive officer. In addition, the Company has amended its disclosure to reference the consulting service fees paid to one of our directors, Mr. Frank Bauchiero, and the relationship between Mr. Paterson’s and Mr.

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
November 3, 2006

Gold’s employer, Genstar Capital, and the Company set forth under the section titled “Certain Relationships and Related Transactions”. See page 68 of the Amendment.
Certain Relationships and Related Transactions, page 68
29.	Please clarify in this section what you mean by “CDPQ.”
      The Company has clarified the reference to “CDPQ” in response to the Staff’s comment. See page 71 of the Amendment.
30.	Please note that disclosure must be provided in this section for the last three fiscal years. See Instruction 2 to Regulation S-K Item 404. We note for example, your reference only to the period ended June 30, 2006 at the bottom of page 68.
      The Company has amended its disclosure to add additional disclosure for the last three fiscal years, including disclosure of transaction fees paid to Genstar Capital upon the completion of the PTH Acquisition and amounts of the Company’s CDPQ debt prepaid by Altra Industrial Motion, Inc. See page 71 of the Amendment.
31.	Please describe in this section Genstar’s involvement with your Kilian acquisition. Include a description regarding why this acquisition occurred as a two-step process through Kilian. Also include the disclosure required by instruction 5 to Regulation S-K Item 404(a).
      The Company has amended its disclosure to describe Genstar Capital’s initial purchase of The Kilian Company and its subsequent transfer to the Company at a price equal to Genstar Capital’s initial acquisition cost. See page 71 of the Amendment.
32.	Please discuss the Stockholders’ Agreement mentioned on page F-25.
      The Company has amended its disclosure to describe the Company’s Stockholder Agreement, the termination of certain material provisions of the agreement upon the consummation of the initial public offering and the material provisions remaining after such initial public offering. See page 72 of the Amendment. In addition, the Company has included a copy of the Stockholder Agreement in its exhibits filed with this Amendment.
Equity Investments, page 68
33.	Please identify the “certain members of management” mentioned in the second paragraph.

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
November 3, 2006

      The Company has amended its disclosure to indicate that the Genstar Funds, Michael Hurt (the Company’s Chief Executive Officer) and certain non-management Kilian stockholders exchanged their shares of Kilian preferred stock for shares of the Company’s preferred stock. See page 71 of the Amendment.
34.	Please disclose the number of preferred shares purchased by each related party mentioned in the third paragraph.
      The Company has amended its disclosure to indicate that Mr. Christenson purchased 300,000 shares of the Company’s preferred stock for $300,000 and that Mr. Wall purchased 100,000 shares of the Company’s preferred stock for $100,000. See page 71 of the Amendment.
35.	Please disclose in this section the conversion rate of the preferred stock.
      The Company has amended its disclosure to indicate that shares of its preferred stock convert to shares of its common stock on a one to one basis. See page 71 of the Amendment.
Genstar Advisory Services Agreement, page 68
36.	Please tell us why you have not described all of the fees under this agreement mentioned on page F-27.
      The Company has amended its disclosure to include a description of the transaction fees and expenses paid to Genstar Capital upon the consummation of the PTH Acquisition. See page 71 of the Amendment.
Piggyback Rights, page 69
37.	Please identify the related parties included in the “larger group of stockholders.”
      The Company has amended its disclosure to indicate that the Company’s stockholders who are a party to the Registration Rights Agreement, including the Genstar Funds, CDPQ and stockholders who are members of management, have “piggyback” registration rights. See page 73 of the Amendment.
Bear Linear Acquisition, page 69
38.	Please provide the disclosure required by instruction 5 to Regulation S-K Item 404(a).

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
November 3, 2006

      The Company has revised the disclosure in response to the Staff’s comment. See page 73 of the Amendment.
Principal and Selling Stockholders, page 70
39.	Please disclose the natural person who has voting or investment power for the shares held by CDPQ.
      The Company acknowledges the Staff’s comment and confirms that no natural person has voting or investment power for the shares held by CDPQ.
40.	With a view toward disclosure, please tell us when each of the selling shareholders acquired the shares to be sold in this offering. Also please tell us the amount of consideration paid.
      The Company has amended its disclosure to include a description of when the selling shareholders acquired the shares to be sold and the amount of consideration paid for such shares. See page 74 of the Amendment.
41.	Please tell us whether any selling stockholders are broker-dealers or affiliates of a broker-dealer.
      The Company submits that none of the selling stockholders are broker-dealers or affiliates of a broker-dealer.
Description of Capital Stock, page 72
42.	We note your statement in the last sentence of the second paragraph. Your disclosure may not be qualified by reference to statutes. Please revise here and similar disclosure on page II-2 accordingly.
      The Company has revised the disclosure in response to the Staff’s comments. See page 76 and II-2 of the Amendment.
Price Stabilization, Short Positions and Penalty Bids, page 85
43.	Please fully discuss short sale issues as noted in Section VIII.A.3 of our “Outline of Current Issues and Rulemaking Projects” (November 14, 2000) available on www.sec.gov.

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
November 3, 2006

      The Company has revised this section to include the required disclosure as set forth in Section VIII.A.3 of the “Outline of Current Issues and Rulemaking Projects.” See page 89 of the Amendment.
Other Relationships, page 85
44.	Please provide more specific disclosure about the relationships with the underwriters.
      The Company has added qualitative disclosure on page 90 describing the underwriters’ relationships with the Company. The Company will supplement this disclosure with quantitative information in the next amendment to the Form S-1.
Financial Statements
45.	Please update the financial statements when required by Rule 3-12 of Regulation S-X.
      The Company hereby confirms that it will update the financial statements when required by Rule 3-12 of Regulation S-X.
Consolidated Balance Sheets, page F-3
46.	Please expand to include a pro forma equity section (excluding effects of offering proceeds) presented along side the historical equity section giving effect to the conversion of the convertible preferred stock at effectiveness of the initial public offering and add a related footnote which describes the pro forma presentation. Also, to the extent the conversion of the preferred stock will result in a material reduction of earnings applicable to common shareholders (excluding effects of offering), pro forma EPS for the latest year and interim period, if applicable, should be presented giving effect to the conversion (but not the offering).
      The Company has revised the disclosure in response to the Staff’s comments. See pages F-3, F-4, F-7, F-36, F-37 and F-39 of the Amendment.
Note 12, Stockholders’ Equity, page F-25
47.	Please name the third-party mentioned at the bottom of page F-26 and file the consent of that party.
      The Company acknowledges the Staff’s comment and has revised its disclosure to remove references previously made to the third party. See pages F-26 and F-49 of the Amendment.

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
November 3, 2006

Note 11, Financing Arrangements, page F-45
48.	We see that certain of your debt is guaranteed by Altra Industrial’s domestic subsidiaries. Please tell us about your consideration of the requirements of S-X Rule 3-10.
      The Company does not believe Rule 3-10 of Regulation S-X is applicable because the Company is registering its common stock which is not guaranteed by another entity. In addition, the Company’s outstanding debt to CDPQ is not being registered and is not guaranteed by another entity. Altra Industrial Motion, Inc., the Company’s subsidiary, is the issuer of the registered 9% Senior Secured Notes and 11.25% Senior Notes listed under the “Financing Arrangements” heading and is not a registrant on the Registration Statement on Form S-1, nor does the Company guarantee this debt.
Item 15. Recent Sales of Unregistered Securities, page II-2
49.	Please tell us how you reconcile the common share issuances mentioned in this section with the disclosure on pages F-5 and F-36.
      In 2004, the Company’s Board of Directors established the 2004 Equity Incentive Plan. Under the plan, restricted common stock would be granted to certain directors, officers and employees. In 2004, the Company’s Board of Directors established the 2004 Equity Incentive Plan. Under the plan, restricted common stock would be granted to certain directors, officers and employees. When grants are made the common shares associated with the grant are issued and held in escrow by the Company’s counsel, subject to the vesting schedules. The restricted shares vest ratably over a five year period. The disclosure on page II-2 shows the restricted shares as issued and outstanding. The disclosure on pages F-4 and F-36 in the Amendment reflects the number of vested shares as of the applicable date.

	Number of Shares
	Financial Statements	II-2 disclosure

Conversion of Kilian common stock to Altra Holdings restricted common stock	No impact	878,114
January 2005 grant	No impact	2,788,329
2005 restricted common stock vesting	594,040	No impact
January 2006 grant	No impact	78,000
2006 restricted common stock vesting through 6-30-06	321,000	No impact

Weil, Gotshal & Manges LLP
Securities and Exchange Commission
November 3, 2006

Item 16. Exhibits and Financial Statement Schedules, page II-3
50.	Please include an updated accountants’ consent with any amendment to the filing.
      The Company hereby confirms that it will include an updated accountants’ consent with any amendment to the filing.
Item 17. Undertakings
51.	Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Regulation S-K Item 512(a)(5)(ii) and 512(a)(6) should be included in filings for initial public offerings. Please revise your filing to include those undertakings.
      The Company has revised the filing in response to the Staff’s comment. See page II-15 of the Amendment.
      Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the Amendment, please contact the undersigned at (650) 802-3020 or Shaina Varia at (650) 802-3194.
Very truly yours,
/s/ CRAIG W. ADAS
Craig W. Adas, Esq.

cc:	Michael Hurt David Wall Stuart Gelfond